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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 _____________
                                SCHEDULE 13E-3

                                (RULE 13e-100)

          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


          RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                     CRESCENDO PHARMACEUTICALS CORPORATION
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                             (Name of the Issuer)

                               ALZA CORPORATION
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                     (Name of Person(s) Filing Statement)

                     CLASS A COMMON STOCK, PAR VALUE $0.01
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                        (Title of Class of Securities)

                                 225637 10 7
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                     (CUSIP Number of Class of Securities)

             Peter D. Staple, 1900 Charleston Road, P.O. Box 7210,
                 Mountain View, CA  94039-7210, (650) 564-5000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

     (a)     [_]      The filing of solicitation materials or an information
                      statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the information statement subject to Regulation Securities Exchange Act of 1934.

     (b)     [_]      The filing of a registration statement under the
                      Securities Act of 1933.

     (c)     [_]      A tender offer.

     (d)     [X]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]
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
                                   Calculation of Filing Fee
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
Transaction Valuation/1/:  $100 million                 Amount of Filing Fee/2/:  $20,000
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

[X]     Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,000               Filing Party: ALZA Corporation
                        ------------------                  --------------------
Form or Registration No.: Schedule 13E-3      Date Filed: October 4, 2000
                          ----------------                ----------------------




























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       /1/ For purposes of calculating the filing fee only. This calculation is based upon the purchase price of $100 million for all issued and outstanding shares of Class A Common Stock acquired pursuant to this transaction.

       /2/ The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash to be paid by ALZA Corporation for such Class A Common Stock.

                                       2

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Introduction.
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     This Amendment No. 2 to Schedule 13E-3 Transaction Statement (the
"Statement") relates to ALZA Corporation's exercise of an option to purchase all issued and outstanding shares of Class A Common Stock (the "Class A Common Stock") of Crescendo Pharmaceuticals Corporation, a Delaware corporation ("Crescendo").

     This Statement is being filed by ALZA Corporation, a Delaware corporation ("ALZA"). Notwithstanding this Statement, ALZA disclaims application of Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the transaction reported herein.


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Item 4
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     (a) On November 13, 2000 (the "Closing Date"), ALZA concluded the exercise of its option to purchase all of the issued and outstanding Class A Common Stock of Crescendo (the "Class A Common Stock") pursuant to the terms of Crescendo's Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on September 4, 1997 (the "Restated Certificate"). ALZA deposited the exercise price for the Class A Common Stock into an escrow account which EquiServe Trust Company, N.A. (the "Payment Agent") may draw from to pay such exercise price to the stockholders of the Class A Common Stock determined as of the close of business on the Closing Date. The Restated Certificate provides that transfer of title to all of the issued and outstanding shares of Class A Common Stock shall be deemed to occur automatically on the Closing Date. Accordingly, ALZA now owns all of the Class A Common Stock and Crescendo is a wholly-owned subsidiary of ALZA. The Payment Agent is communicating with the former holders of the Class A Common Stock and is distributing each former holder's pro rata share of the exercise price. Physical holders of stock certificates will receive their share of the exercise price upon tender of their stock certificates. Holders of Class A Common Stock in book entry form will automatically receive payment from the Payment Agent after the Closing Date. Holders of Class A Common Stock in a brokerage account will have their account credited by their broker.


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Item 5
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     (b) Crescendo is now a wholly-owned subsidiary of ALZA. On November 14,
2000, Crescendo filed a Form 15 with the Securities and Exchange Commission suspending its reporting requirements and de-listed itself from the Nasdaq Stock Market.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2000                           ALZA CORPORATION

                                            By:   /s/ Peter D. Staple
                                               -------------------------------
                                                  Peter D. Staple
                                                  Executive Vice President,
                                                  Chief Administrative Officer
                                                  and General Counsel



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